UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

September 25, 2024

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Press release

Paris, 25 September 2024

Orange intends to voluntarily delist from the NYSE, deregister with the SEC, and launch a consent solicitation in relation to certain outstanding notes

Following the decision taken by the Board of Directors on 24 September Orange announces today its intention to voluntarily delist its American Depositary Shares ("ADR") from the New York Stock Exchange ("NYSE") and voluntarily deregister with the U.S. Securities and Exchange Commission ("SEC").

Once the delisting is effective, Orange intends to maintain its American Depositary Receipt ("ADR") program, which will enable investors to retain their ADRs and facilitate trading on the U.S. Over-The-Counter ("OTC") market.

The decision to voluntarily delist from the NYSE and to deregister from the SEC was made after careful consideration by the Board of Directors, taking into account the significant financial and administrative requirements of maintaining the NYSE listing and SEC registration. This decision is in line with the Group’s aim to improve internal simplification and efficiency, while maintaining the highest standards of corporate governance and transparent financial reporting. Orange remains fully committed to an open and frequent dialog with US investors. This decision is expected to have no impact on Orange’s clients and partners or its commercial presence in the U.S.

Following the delisting and deregistration, Orange will continue to publish its quarterly financial information and half-year and annual financial statements prepared in French and in English in accordance with International Financial Reporting Standards ("IFRS"), as well as other information for investors on its website (www.orange.com) pursuant to applicable rules regarding financial communication and as required by Rule 12g3-2(b) promulgated under the Exchange Act.

Orange’s shares will remain listed on Euronext Paris, where most of Orange’s international and domestic investors currently trade Orange’s shares.

Intention to voluntarily delist from the NYSE and deregister with the SEC

As a result, Orange intends to file an application on Form 25 with the SEC during the fourth quarter of 2024, to initiate the delisting process. The delisting will be effective ten days after that filing, from which time Orange’s ADSs will no longer be traded on the NYSE.

Following the delisting of its ADSs from the NYSE, Orange intends to file a Form 15F with the SEC to deregister and terminate its reporting obligations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

The Form 15F and deregistration will also relate to the following debt securities issued by Orange: 9.00% notes due 1 March 2031 (the "2031 Notes"), 5.375% notes due 13 January 2042 and 5.50% notes due 6 February 2044. The deregistration is expected to become effective 90 days after the filing of the Form 15F.

Consent solicitation for certain outstanding notes

In addition, Orange intends to launch a consent solicitation and to convene a consent meeting of the Noteholders of the New York law-governed 2031 Notes, as further described below, to approve the amendment to the Indenture dated 14 March 2001 governing the terms of the 2031 Notes to align the reporting provision with the requirements applicable under French law for companies with shares listed on Euronext Paris.

The terms and conditions of the consent solicitation are set out in the consent solicitation memorandum and the notice of consent meeting and written resolutions, distributed to registered holders of the 2031 Notes.

Notes targeted in the consent solicitation:

Description of Notes	Registered ISIN / CUSIP	Rule 144A ISIN / CUSIP	Regulation S ISIN
9.00% notes due March 1, 2031 (which had a coupon at issuance of 8.50%)	US35117PAL13 / 35177PAL1	US35177PAC14 / 35177PAC1	USF4113CDJ92

About Orange

Orange is one of the world’s leading telecommunications operators with revenues of 39.7 billion euros in 2023 and 128,000 employees worldwide at 30 June 2024, including 72,000 employees in France. The Group has a total customer base of 285 million customers worldwide at 30 June 2024, including 246 million mobile customers and 21 million fixed broadband customers. These figures have been restated to account for the deconsolidation of certain activities in Spain following the creation of MASORANGE. The Group is present in 26 countries (including non-consolidated countries).

Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business. In February 2023, the Group presented its strategic plan "Lead the Future", built on a new business model and guided by responsibility and efficiency. "Lead the Future" capitalizes on network excellence to reinforce Orange's leadership in service quality.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com and the Orange News app or to follow us on X: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contact

Tom Wright ; tom.wright@orange.com

ORANGE

Date: September 25, 2024	By:	/S/ Constance Gest
	Name:	Constance Gest
	Title:	Director of Investors Relations & Financial Communication